The information in this prospectus supplement is not complete and may be changed. A registration statement relating to the common stock has been declared effective by the Securities and Exchange Commission. This prospectus supplement is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(3)
Registration No. 333-135024
SUBJECT TO COMPLETION, DATED JUNE 30, 2006

PROSPECTUS SUPPLEMENT
(To Prospectus dated June 14, 2006)

4,000,000 Shares
Common Stock

We are offering 1,000,000 shares of our common stock. The selling stockholders identified in this prospectus supplement are selling an additional 3,000,000 shares of our common stock in this offering. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Our common stock is traded on the Nasdaq Global Market under the symbol “LHCG.” On June 29, 2006, the last reported sale price for our common stock on the Nasdaq Global Market was $21.00 per share.

Investing in our common stock involves risks.
See “Risk Factors” beginning on page S-9.

Per
	Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to LHC Group	$	$
Proceeds, before expenses, to the selling stockholders	$	$

Neither the Securities and Exchange Commission, any state securities commission, nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The selling stockholders have granted the underwriters an option to purchase up to an additional 600,000 shares of our common stock at the public offering price, less the underwriting discounts and commissions, exercisable within 30 days of the date of this prospectus supplement to cover over-allotments.

The underwriters expect to deliver the shares on or about          , 2006.

Jefferies & Company
CIBC World Markets
Stifel Nicolaus

The date of this prospectus is          , 2006.

LHC GROUP

1
17
7
20
8
7
56
Current States of Operations
Lifeline State of Operations
Target States for Future Operations

Location information is current as of June 29, 2006, assuming the expected close of the Lifeline acquisition as discussed in "Prospectus Supplement Summary—Recent Developments" in this Prospectus Supplement

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement contains the terms of this offering.

This prospectus supplement is part of and should be read in conjunction with the accompanying prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in conjunction with the accompanying prospectus. The information we present in this prospectus supplement may add, update or change information included in the accompanying prospectus. If information in this prospectus supplement, or the information incorporated by reference herein, is inconsistent with the accompanying prospectus, this prospectus supplement, or the information incorporated by reference herein, will apply and will supersede that information in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus supplement. We have not authorized anyone to provide you with different information. You should assume that the information in this prospectus supplement and the accompanying prospectus, as well as the information we have previously filed with the Securities and Exchange Commission and incorporated by reference in this prospectus supplement and the accompanying prospectus, is accurate only as of the date of the documents containing the information. This prospectus supplement may be used only where it is legal to sell these securities.

PROSPECTUS SUPPLEMENT SUMMARY

You should read this entire prospectus supplement, the accompanying prospectus and the information incorporated by reference herein, before making an investment decision. You should also carefully consider the information set forth under “Risk Factors.” Unless otherwise indicated, “LHC Group,” “we,” “us,” and “the Company” refer to LHC Group, Inc. and our consolidated subsidiaries.

Overview

We provide post-acute healthcare services primarily to Medicare beneficiaries in rural markets in the southern United States. We provide these services through our home nursing agencies, hospices, long-term acute care hospitals and outpatient rehabilitation clinics. Since our founders began operations in 1994 with one home nursing agency in Palmetto, Louisiana, we have grown to 100 locations in Louisiana, Mississippi, Arkansas, Alabama, Texas and West Virginia as of March 31, 2006. We have also grown our net service revenue from $28.2 million in 2001 to $162.5 million in 2005, representing a compound annual growth rate of 55.0%. During this same period, our annual net income grew from $787,000 in 2001 to $10.1 million in 2005. During the three months ended March 31, 2006, we reported $45.5 million of net service revenue and $4.1 million of net income. Medicare accounted for 85.1% of our net service revenue for the year ended December 31, 2005 and 84.9% of our net service revenue for the three months ended March 31, 2006. We have been profitable every year since 1999.

Our objective is to become the leading provider of post-acute healthcare services to Medicare patients in selected rural markets, which we define as counties having between 10,000 and 100,000 residents. We believe these markets, which have a higher percentage of Medicare beneficiaries, are underserved relative to urban or suburban markets. Upon entering a new market, we implement our clinically-oriented business model that emphasizes improved patient care, strong relationships with local hospitals, physicians and other healthcare providers and an expansion in the range of healthcare services available to patients. Our model provides support and clinical guidelines to our local caregivers while promoting treatment flexibility that allows them to effectively address individual patient needs. Our model also enhances our ability to expand efficiently into these markets and deliver high quality care consistently on a cost-effective basis across multiple locations.

We provide home-based post-acute healthcare services through our home nursing agencies and hospices. As of March 31, 2006, we owned and operated 80 home nursing locations, of which 77 are certified to receive Medicare reimbursement. We also manage the operations of three home nursing locations in which we currently have no ownership interest. Our home nursing locations offer a wide range of services, including skilled nursing, private duty nursing, physical, occupational, and speech therapy and medically-oriented social services. The nurses, home health aides and therapists in our home nursing agencies work closely with patients and their families to design and implement individualized treatment responsive to a physician-prescribed plan of care. As of March 31, 2006, we also owned and operated four Medicare-certified hospices and managed the operations of one Medicare-certified hospice in which we currently have no ownership interest. Our hospices provide palliative care to patients with terminal illnesses through interdisciplinary teams of physicians, nurses, home health aides, counselors and volunteers. For the years ended December 31, 2004 and 2005 and the three months ended March 31, 2006, our home-based services provided $84.5 million, $107.4 million and $32.7 million, respectively, of our net service revenue.

We provide facility-based post-acute healthcare services through our long-term acute care hospitals and outpatient rehabilitation clinics. As of March 31, 2006, we owned and operated four long-term acute care hospitals with seven locations, with a total of 175 licensed beds. Our long-term acute care hospitals, all of which are located within host hospitals, provide services primarily to patients who have transitioned out of a hospital intensive care unit and suffer from complex medical conditions that remain too severe for treatment in a non-acute setting. We also owned and operated four outpatient rehabilitation clinics and provided contract rehabilitation services to third parties. We provide outpatient rehabilitation services through physical therapists, occupational therapists and speech pathologists at our five outpatient rehabilitation clinics in which we have an ownership interest. We also provide outpatient rehabilitation services on a contract basis. In addition, we manage the operations of one inpatient rehabilitation facility in which we have no ownership interest. For the years ended December 31, 2004 and 2005 and the three months ended March 31, 2006, our facility-based services provided $38.5 million, $55.2 million and $12.8 million, respectively, of our net service revenue.

Industry and Market Opportunity

According to estimates of the Medicare Payment Advisory Committee, or MedPAC, Medicare spending totaled $14.3 billion in 2004 for the two primary post-acute sectors in which we operate: home nursing and long-term acute care. MedPAC estimates that Medicare spending on home nursing services totaled $11.2 billion in 2004. The Centers for Medicare and Medicaid Services, or CMS, estimates that there are approximately 8,204 Medicare-certified home nursing agencies in the United States, the majority of which are operated by small local or regional providers. CMS has historically estimated that approximately 32.0% of these home nursing agencies are hospital-based or not-for-profit, freestanding agencies, and MedPAC estimates that approximately 36.0% are located in rural markets. CMS predicts that Medicare spending on home nursing services will increase at an average annual growth rate of 5.2% between 2005 and 2015. According to MedPAC estimates, Medicare spending for services provided by long-term acute care hospitals has grown from $0.4 billion in 1993 to an estimated $3.1 billion in 2004.

We believe our post-acute healthcare services provide valuable treatment alternatives to underserved, rural patient populations. Rural areas typically do not offer the range of post-acute healthcare services that are available in urban or suburban markets; therefore, patients in rural markets often face challenges in accessing healthcare in a convenient and appropriate setting. Because most rural areas have the population size to support only one or two general acute care hospitals, the local hospital often plays a significant role in rural market healthcare delivery systems. Rural patients who require home nursing services frequently receive care from a small home nursing agency or an agency that, while owned and operated by the hospital, is not an area of focus for that hospital. In addition, patients in these markets who require services typically offered by long-term acute care hospitals generally remain in the community hospital, as it is often the only local facility equipped to deal with severe, complex medical conditions.

Competitive Strengths

We believe the following competitive strengths have enabled us to grow our business and increase our net income while building strong market share:

•	We have a proven track record of success in serving rural markets. Of our 100 locations as of March 31, 2006, 72.4% are located in counties with fewer than 100,000 residents. Our strategic plan for entering new markets is specifically designed for rural markets and includes: (1) building relationships with local hospitals, physicians and other healthcare providers; (2) expanding the breadth and quality of services provided; (3) recruiting qualified nurses and other healthcare professionals; and (4) transitioning acquired operations to our operating model and technology platform.

•	We are clinically-oriented and patient-focused. We have developed a decentralized, care management operating model that enhances our ability to deliver high-quality care on a consistent and cost-effective basis across multiple locations. Our operating model provides clinical guidelines at the agency and caregiver levels while promoting treatment flexibility to address patient-specific needs. We believe this approach also allows us to allocate more resources to patient care, which enhances clinical outcomes and increases physician and patient satisfaction.

•	We incur lower costs to enter new markets. We often enter a new market by forming a joint venture with a local hospital for, or by acquiring or assuming operations of, an existing hospital-owned home nursing agency that may be underperforming clinically or financially. Typically, we have acquired the assets of these agencies with limited capital investment. Upon acquiring these interests, we implement our standardized operating model, which generally leads to increased patient census, enhanced patient care and improved financial performance.

•	We focus on maintaining strong employee relations. Critical to our success is our ability to attract and retain experienced and skilled employees and our recognition of the importance of good relations with our employees. The flexibility created by our care management operating model, combined with our emphasis on communication, education and competitive benefits, has allowed us to attract and retain highly skilled and experienced employees. As a result, we had an employee turnover rate for full-time employees of approximately 18.7% for the twelve months ended December 31, 2005, which we believe is below the comparable national average.

•	We have an experienced management team. Our ability to grow profitability, deliver high-quality service, and expand our operations has been due, in large part, to the experience of our senior management team. Our four executive officers have over 75 years of combined experience in the healthcare services industry.

Growth Strategy

Our objective is to become the leading provider of post-acute services to Medicare beneficiaries in rural markets in the southern United States. To achieve this objective, we intend to:

•	Drive internal growth in existing markets. We intend to drive internal growth in our current markets by increasing the number of healthcare providers in each market from whom we receive referrals and by expanding the breadth of our services. We intend to achieve this growth by: (1) continuing to educate healthcare providers about the benefits of our services; (2) reinforcing the position of our agencies and facilities as community assets; (3) maintaining our emphasis on high-quality medical care for our patients; and (4) providing a superior work environment for our employees.

•	Achieve margin improvement through the active management of costs. The majority of our net service revenue is generated under Medicare prospective payment systems through which we are paid pre-determined rates based upon the clinical condition and severity of the patients in our care. Because our profitability in a fixed payment system depends upon our ability to manage the costs of providing care, we continue to pursue initiatives to improve our margins and net income.

•	Expand into new rural markets. We will continue expanding into new markets by developing new and acquiring existing Medicare-certified home nursing agencies in attractive markets. Once we have established a home nursing agency in a new market, we will consider the development of a freestanding long-term acute care hospital and the provision of other complementary post-acute healthcare services in such market. We currently plan to pursue expansion opportunities in 15 contiguous states, and we have identified approximately 500 underserved rural markets in those states where we believe we can implement our operating model successfully.

•	Pursue strategic acquisitions. We will continue to identify and evaluate opportunities for strategic acquisitions in new and existing markets that will enhance our market position, increase our referral base and expand the breadth of services we offer. We may use a portion of the proceeds of this offering to pursue acquisitions that would allow us to acquire market share in our target states through the purchase of larger home nursing operations.

Recent Developments

On June 19, 2006, we entered into an agreement to purchase the Kentucky-based assets of The Lifeline Health Group, Inc., or Lifeline, a privately-held company based in Somerset, Kentucky, a Certificate of Need state, for an aggregate cash purchase price of $15.0 million. The acquisition involves an approximate total patient census of 2,400 and 350 Lifeline employees. As part of the purchased assets, we will acquire 17 locations in 29 counties throughout Kentucky. In 2005, Lifeline reported Kentucky-based revenue of approximately $23.0 million, which is subject to final verification in connection with our pre-closing due diligence. The transaction is expected to close by July 31, 2006, pending regulatory clearance and satisfaction of customary closing conditions. We cannot assure you that we will be able to consummate the Lifeline transaction within the expected timeframe, if at all.

The Offering

Common stock offered by us	1,000,000 shares

Common sock offered by selling stockholders	3,000,000 shares

Common stock to be outstanding after this offering	17,567,995 shares

Use of Proceeds	We intend to use the proceeds that we receive from this offering to fund contemplated and possible future acquisitions and for other general corporate purposes, which may include repaying indebtedness. We will not receive any of the proceeds from the sale of shares of common stock by selling stockholders. See “Use of Proceeds.”

Nasdaq symbol	LHCG

The number of shares of our common stock that will be outstanding after this offering is based on shares outstanding of 16,567,995 as of June 30, 2006.

Except as otherwise noted, all information in this prospectus supplement:

•	assumes the underwriters do not exercise their over-allotment option;

•	excludes 89,050 shares of unvested restricted common stock issued by us under our 2005 Long-Term Incentive Plan; and

•	excludes 27,000 shares of our common stock issuable upon exercise of outstanding stock options issued by us under our Amended and Restated 2005 Non-Employee Directors Compensation Plan.

Summary Consolidated Financial Data

The summary consolidated financial data presented below is derived from our consolidated financial statements, which are incorporated by reference herein. The summary financial information set forth below as of and for the years ended December 31, 2003, 2004 and 2005 has been derived from our audited consolidated financial statements. The summary financial information as of and for the three months ended March 31, 2005 and 2006 has been derived from our unaudited consolidated financial statements, which include all adjustments consisting of normal recurring accruals that we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Historical results are not necessarily indicative of future performance. See “Note on Discontinued Operations” at the end of this Summary.

The as adjusted consolidated balance sheet data as of March 31, 2006 presented below, based upon an assumed public offering price of $21.00 per share, gives effect to the completion of this offering and application of the net proceeds by us, as described in “Use of Proceeds,” as if each had occurred as of March 31, 2006. The as adjusted summary financial data is not necessarily indicative of what our consolidated financial position would have been had this offering been completed as of the dates indicated, nor is such data necessarily indicative of our consolidated financial position as of any future date.

				Three Months Ended
	Year Ended December 31,			March 31,
	2003	2004	2005	2005	2006
	(in thousands)

Consolidated Statements of Income Data:
Net service revenue	$72,365	$122,980	$162,549	$35,557	$45,482
Cost of service revenue	37,146	63,249	88,343	17,779	24,047

Gross margin	35,219	59,731	74,206	17,778	21,435
General and administrative expenses	24,761	37,926	49,884	10,017	14,994
Impairment loss	31	–	–	–	–
Equity-based compensation expense	864	1,788	3,856	504	–

Operating income	9,563	20,017	20,466	7,257	6,441
Interest expense	1,226	1,189	1,068	308	86
Non-operating (income) loss, including gain on sale of assets	(106)	150	(595)	(518)	(167)

Income from continuing operations before income taxes and minority interest and cooperative endeavor allocations	8,443	18,678	19,993	7,467	6,522
Income tax expense	2,320	5,605	5,364	2,304	1,715
Minority interest and cooperative endeavor allocations	2,837	4,046	4,527	1,441	1,028

Income from continuing operations	3,286	9,027	10,102	3,722	3,779
Loss from discontinued operations, net	(443)	(26)	–	(435)	(240)
Gain on sale of discontinued operations, net	–	312	–	–	597

Net income	2,843	9,313	10,102	3,287	4,136
Change in the redemption value of redeemable minority interests	–	–	(1,476)	–	843

Net income available to common stockholders	$2,843	$9,313	$8,626	$3,287	$4,979

				Three Months Ended
	Year Ended December 31,			March 31,
	2003	2004	2005	2005	2006

Earnings per share-basic:
Income from continuing operations	$0.27	$0.75	$0.69	$0.31	$0.23
Loss from discontinued operations	(0.03)	–	–	(0.04)	(0.01)
Gain on sale of discontinued operations, net	–	0.02	–	–	0.04

Net income	0.24	0.77	0.69	0.27	0.26
Change in the redemption value of redeemable minority interests	–	–	(0.10)	–	0.05

Net income available to common stockholders	$0.24	$0.77	$0.59	$0.27	$0.31

Earnings per share-diluted:
Income from continuing operations	$0.26	$0.74	$0.69	$0.30	$0.23
Loss from discontinued operations	(0.03)	–	–	(0.04)	(0.01)
Gain on sale of discontinued operations, net	–	0.02	–	–	0.04

Net income	0.23	0.76	0.69	0.26	0.26
Change in the redemption value of redeemable minority interests	–	–	(0.10)	–	0.05

Net income available to common stockholders	$0.23	$0.76	$0.59	$0.26	$0.31

Weighted average shares outstanding:
Basic	12,085,154	12,085,154	14,628,737	12,085,154	16,557,828
Diluted	12,114,675	12,145,150	14,684,639	12,207,532	16,563,368

				As of March 31,
	As of December 31,			2006
	2003	2004	2005	Actual	As Adjusted
	(in thousands)

Consolidated Balance Sheet Data:
Cash	$1,725	$2,911	$17,398	$18,133	$37,583
Total assets	27,915	47,519	104,418	110,137	129,587
Total debt	12,277	18,275	5,427	4,715	4,715
Total stockholders’ equity	6,909	16,351	78,444	83,579	103,029

Note on Discontinued Operations

During the three months ended March 31, 2006, we sold one of our long-term acute care hospitals and closed substantially all of our private duty operations. The results of these closed private duty operations are reported as discontinued operations in the consolidated financial information above for the three months ended March 31, 2005 and 2006. In addition, we identified an outpatient rehabilitation clinic, a home health agency and a long-term acute care hospital as held for sale as of March 31, 2006. The operations of these businesses were also reported as discontinued operations in the consolidated financial information above for the three months ended March 31, 2006 and 2005. The outpatient rehabilitation clinic and home health agency have been subsequently sold. The results of these discontinued operations identified in 2006 are not classified as discontinued operations in the years ended December 31, 2003, 2004, and 2005. In the years ended December 31, 2003 and 2004, the loss from discontinued operations represents operations that were discontinued in 2004. Net service revenue from the discontinued operations identified in 2006 for the years ended December 31, 2003, 2004 and 2005 was $3.5 million, $6.4 million, and $9.5 million, respectively. Costs, expenses and minority interest and cooperative endeavor allocations were $3.6 million, $7.5 million, and $12.1 million, for the years ended December 31, 2003, 2004, and 2005. Losses from discontinued operations were $0, $1.1 million, and $2.6 million for the years ended December 31, 2003, 2004 and 2005, respectively.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement contains “forward-looking statements.” Forward-looking statements relate to expectations, beliefs, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts or that necessarily depend upon future events. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “potential,” and similar expressions. Specifically, this prospectus supplement contains, among others, forward-looking statements about:

•	our expectations regarding financial condition or consolidated results of operations for periods after March 31, 2006;

•	our future sources of and need for liquidity and capital resources;

•	our expectations regarding the size and growth of the market for our services;

•	our business strategies and our ability to grow our business;

•	the implementation or interpretation of current or future regulations and legislation; and

•	the reimbursement levels of third-party payors.

These forward-looking statements reflect our current views about future events, are based on assumptions and are subject to known and unknown risks and uncertainties. Many important factors, some of which are discussed elsewhere in this prospectus supplement, could cause actual results or achievements to differ materially from any future results or achievements expressed or implied by forward-looking statements. Many of the factors that will determine future events or achievements are beyond our ability to control or predict. Important factors that could cause actual results or achievements to differ materially from current expectations reflected in these forward-looking statements include, among others, the factors discussed under “Risk Factors.”

You should read this prospectus supplement, the accompanying prospectus, and the documents incorporated by reference herein, completely and with the understanding that our actual future results may be materially different from what we expect.

The forward-looking statements contained in this prospectus supplement reflect our views and assumptions only as of the date of this prospectus. Except as required by law, we assume no responsibility for updating any forward-looking statements.

We qualify all of our forward-looking statements by these cautionary statements.

RISK FACTORS

You should carefully consider the risks described below before investing in LHC Group. The risks and uncertainties described below are not the only ones we face. Other risks and uncertainties that we have not predicted or assessed may also adversely affect us. If any of the following risks occurs, our earnings, financial condition or business could be materially harmed, and the trading price of our common stock could decline, resulting in the loss of all or part of your investment.

More than 80% of our net service revenue is derived from Medicare. If there are changes in Medicare rates or methods governing Medicare payments for our services, or if we are unable to control our costs, our net service revenue and net income could decline materially.

For the years ended December 31, 2003, 2004, and 2005 and for the three months ended March 31, 2006, we received 83.1%, 84.6%, 85.1% and 84.9%, respectively, of our net service revenue from Medicare. Reductions in Medicare rates or changes in the way Medicare pays for services could cause our net service revenue and net income to decline, perhaps materially. Reductions in Medicare reimbursement could be caused by many factors, including:

•	administrative or legislative changes to the base rates under the applicable prospective payment systems;

•	the reduction or elimination of annual rate increases;

•	the imposition or increase by Medicare of mechanisms, such as co-payments, shifting more responsibility for a portion of payment to beneficiaries;

•	adjustments to the relative components of the wage index used in determining reimbursement rates;

•	changes to case mix or therapy thresholds;

•	the reclassification of home health resource groups or long-term care diagnosis-related groups; or

•	further limitations on referrals to long-term acute care hospitals from host hospitals.

We generally receive fixed payments from Medicare for our services based on the level of care provided to our patients. Consequently, our profitability largely depends upon our ability to manage the cost of providing these services. Medicare currently provides for an annual adjustment of the various payment rates, such as the base episode rate for our home nursing services, based upon the increase or decrease of the medical care expenditure category of the Consumer Price Index, which may be less than actual inflation. This adjustment could be eliminated or reduced in any given year. Our base episode rate for home nursing services is also subject to an annual market basket adjustment. Further, Medicare routinely reclassifies home health resource groups and long-term care diagnosis-related groups. As a result of those reclassifications, we could receive lower reimbursement rates depending on the case mix of the patients we service. If our cost of providing services increases by more than the annual Medicare price adjustment, or if these reclassifications result in lower reimbursement rates, our net income could be adversely impacted.

We are subject to extensive government regulation. Any changes in the laws governing our business, or the interpretation and enforcement of those laws or regulations, could cause us to modify our operations and could negatively impact our operating results.

As a provider of healthcare services, we are subject to extensive regulation on the federal, state and local levels, including with regard to:

•	agency, facility and professional licensure, certificates of need and permits of approval;

•	conduct of operations, including financial relationships among healthcare providers, Medicare fraud and abuse, and physician self-referral;

•	maintenance and protection of records, including the Health Insurance Portability and Accountability Act of 1996, or HIPAA;

•	environmental protection, health and safety;

•	certification of additional agencies or facilities by the Medicare program; and

•	payment for services.

The laws and regulations governing our operations, along with the terms of participation in various government programs, regulate how we do business, the services we offer, and our interactions with patients and other providers. These laws and regulations, and their interpretations, are subject to frequent change. Changes in existing laws or regulations, or their interpretations, or the enactment of new laws or regulations could increase our costs of doing business and cause our net income to decline. If we fail to comply with these applicable laws and regulations, we could suffer civil or criminal penalties, including the loss of our licenses to operate and our ability to participate in federal and state reimbursement programs.

We are subject to various routine and non-routine governmental reviews, audits, and investigations. In recent years federal and state civil and criminal enforcement agencies have heightened and coordinated their oversight efforts related to the healthcare industry, including with respect to referral practices, cost reporting, billing practices, joint ventures and other financial relationships among healthcare providers. A violation or change in the interpretation of the laws governing our operations, or changes in the interpretation of those laws, could result in the imposition of fines, civil or criminal penalties, the termination of our rights to participate in federal and state-sponsored programs, or the suspension or revocation of our licenses to operate. If we become subject to material fines or if other sanctions or other corrective actions are imposed upon us, we may suffer a substantial reduction in net income.

If any of our agencies or facilities fail to comply with the conditions of participation in the Medicare program, that agency or facility could be terminated from Medicare, which would adversely affect our net service revenue and net income.

Our agencies and facilities must comply with the extensive conditions of participation in the Medicare program. These conditions of participation vary depending on the type of agency or facility, but in general require our agencies and facilities to meet specified standards relating to personnel, patient rights, patient care, patient records, administrative reporting and legal compliance. If an agency or facility fails to meet any of the Medicare conditions of participation, that agency or facility may receive a notice of deficiency from the applicable state surveyor. If that agency or facility then fails to institute and comply with a plan of correction to correct the deficiency within the time period provided by the state surveyor, that agency or facility could be terminated from the Medicare program. We respond in the ordinary course to deficiency notices issued by state surveyors, and none of our facilities or agencies have ever been terminated from the Medicare program for failure to comply with the conditions of participation. Any termination of one or more of our agencies or facilities from the Medicare program for failure to satisfy the Medicare conditions of participation would affect adversely our net service revenue and net income.

In addition, if our long-term acute care hospitals fail to meet or maintain the standards for Medicare certification as long-term acute care hospitals, such as for average minimum length of patient stay, they will receive reimbursement under the prospective payment system applicable to general acute care hospitals rather than the system applicable to long-term acute care hospitals. Payments at rates applicable to general acute care hospitals would likely result in our long-term acute care hospitals receiving less Medicare reimbursement than they currently receive for their patient services. Moreover, all of our long-term acute care hospitals are subject to additional Medicare criteria because they operate as separate hospitals located in space leased from, and located in, a general acute care hospital, known as a host hospital. This is known as a “hospital within a hospital” model. These additional criteria include requirements concerning financial and operational separateness from the host hospital. If several of our long-term acute care hospitals were subject to payment as general acute care hospitals or fail to comply with the separateness requirements, our net service revenue and net income would decline.

CMS has adopted regulations that could materially and adversely impact the revenue and net income of our long-term acute care hospitals.

In August 2004, CMS adopted regulations that implement significant changes affecting our long-term acute care hospitals. Among other things, these new regulations, effective for hospital cost reporting periods beginning on or after October 2004, mandate that long-term acute care hospitals operating in the hospital within a hospital model receive lower rates of reimbursement for Medicare admissions from their host hospitals that are in excess of specified percentages. For new long-term acute care hospitals opened after October 1, 2004 located within hospitals, the Medicare admissions limitation will be 25.0% for hospitals located in a metropolitan statistical area, or MSA, and 50.0% for hospitals located in a non-MSA. This means a new long-term acute care hospital located within a hospital will receive lower rates of reimbursement for patients admitted from their host hospitals in excess of 25.0%, or 50.0% if located in a non-MSA.

For existing long-term acute care hospitals within hospitals and those under development that meet specified criteria, the Medicare admissions limitations are being phased in over a four-year period starting with hospital cost reporting periods beginning on or after October 1, 2004 and also provide for different percentages of allowable admissions based on whether the facilities are located in MSAs or non-MSAs. Further, for cost reporting periods beginning prior to October 1, 2007, the Medicare admissions limitation for each existing long-term acute care hospital is the lesser of the percentage of Medicare discharges admitted from its host hospital during its 2004 cost reporting period or the amount set forth in the table below.

	Allowable Admissions
	From Host Hospital
	Before Payment
	Reduction
Cost Report Period Beginning	MSAs	Non-MSAs

Until September 30, 2005	100.0%	100.0%
October 1, 2005 – September 30, 2006	75.0%	75.0%
October 1, 2006 – September 30, 2007	50.0%	50.0%
October 1, 2007 – and thereafter	25.0%	50.0%

As of March 31, 2006, of our seven long-term acute care hospital locations, five are physically located in a non-MSA. Of these five locations, two are satellite locations of a parent hospital that is located in a MSA. Based on our discussions with CMS, we believe this satellite location will be viewed as being located in a non-MSA regardless of the location of its parent hospital and will be treated independently from its parent for purposes of calculating its compliance with the admissions limitations. For the three months ended March 31, 2006, on an individual basis, one of our long-term acute care hospital locations admitted less than 50.0% of its patients from its host hospital, four of our long-term acute care hospital locations admitted between 50.0% and 75.0% of their patients from their host hospitals and one of our long-term acute care hospital locations admitted more than 75.0% of its patients from its host hospital. The seventh long-term acute care hospital is not a hospital within a hospital. For the three months ended March 31, 2006, three of our long-term acute care hospital locations admitted a higher percentage of their patients from their host hospitals than the percentage of Medicare discharges admitted from their host hospitals in the 2005 cost reporting year.

Our ability to quantify the potential reduction in our reimbursement rates resulting from the implementation of these new regulations is contingent upon a variety of factors, such as our ability to reduce the percentage of admissions that are derived from our host hospitals and, if necessary, our ability to relocate our existing long-term acute care hospitals to freestanding locations. We may not be able to successfully restructure or relocate these operations without incurring significant expense or in a manner that avoids reimbursement reductions. If these new regulations result in lower reimbursement rates, our net service revenue and net income could decline. As a result of these new rules, we do not intend to expand the number of hospital within a hospital long-term acute care hospitals that we operate.

We are reimbursed by Medicare for services we provide in our long-term acute care hospitals based on the long-term care diagnosis-related group assigned to each patient. CMS establishes these long-term care diagnosis-related groups by grouping diseases by diagnosis, which group reflects the amount of resources needed to treat a given disease. These new rules reclassify certain long-term care diagnosis-related groups, which could result in a decrease in reimbursement rates. Further, the new rules kept in place the financial penalties associated with the failure to limit the total number of Medicare patients discharged to a host hospital and subsequently readmitted to a long-term acute care hospital located within the host hospital to no greater than 5.0%. If we fail to comply with these readmission rates or if our reimbursement rates decline due to the reclassification of certain long-term care diagnosis-related groups, our net service revenue and net income could decline.

Legislative initiatives could negatively impact our operations and financial results.

In recent years, an increasing number of legislative initiatives have been introduced or proposed in Congress and in state legislatures that would result in major changes in the healthcare system, either at the national or state level. Many of these proposals have been introduced in an effort to reduce costs. For example, the Medicare Modernization Act of 2003, or MMA, allocated significant additional funds to Medicare managed care providers in order to promote greater participation in those plans by Medicare beneficiaries. If these increased funding levels achieve their intended result, the rate of growth in the Medicare fee-for-service market could decline. For the years ended December 31, 2003, 2004, and 2005 and for the three months ended March 31, 2006, we received 83.1%, 84.6%, 85.1% and 84.9%, respectively, of our net service revenue from the Medicare fee-for-service market. Among other proposals that have been introduced are insurance market reforms to increase the availability of group health insurance to small businesses, requirements that all businesses offer health insurance coverage to their employees and the creation of government health insurance or plans that would cover all citizens and increase payments by beneficiaries. We cannot predict whether any of the above proposals, or any other future proposals, will be adopted. If adopted, we could be forced to expend considerable resources to comply with and implement such reforms.

More than 70% of our net service revenue is currently generated in Louisiana, making us particularly sensitive to economic and other conditions in that state.

Our Louisiana agencies and facilities accounted for approximately 89.0%. 82.8%. 79.5% and 70.3% of our net service revenue during the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2006. Any material change in the current economic or competitive conditions in Louisiana, which could result from events such as the implementation of certificate of need regulations or changes in state tax laws, could have a disproportionate effect on our overall business results.

Hurricanes or other adverse weather events could negatively affect our local economies or disrupt our operations, which could have an adverse effect on our business or results of operations.

Our market areas in the southern United States are particularly susceptible to hurricanes. Such weather events can disrupt our operations, result in damage to our properties and negatively affect the local economies in which we operate. In late summer 2005, Hurricane Katrina and Hurricane Rita struck the Gulf Coast region of the United States and caused extensive and catastrophic physical damage to those areas. While we believe we have recovered from the effects of Hurricane Katrina and Hurricane Rita, future hurricanes could affect our operations or the economies in those market areas and result in damage to certain of our facilities and the equipment located at such facilities, or equipment on rent with customers in those areas. Our business or results of operations may be adversely affected by these and other negative effects of future hurricanes.

Future acquisitions may be unsuccessful and could expose us to unforeseen liabilities.

Our growth strategy involves the acquisition of home nursing agencies in rural markets. These acquisitions involve significant risks and uncertainties, including difficulties integrating acquired personnel and other corporate cultures into our business, the potential loss of key employees or patients of acquired agencies, and the assumption of liabilities and exposure to unforeseen liabilities of acquired agencies. We may not be able to fully integrate the operations of the acquired businesses with our current business structure in an efficient and cost-effective manner. The failure to effectively integrate any of these businesses could have a material adverse effect on our operations.

We generally structure our acquisitions as asset purchase transactions in which we expressly state that we are not assuming any pre-existing liabilities of the seller and obtain indemnification rights from the previous owners for acts or omissions arising prior to the date of such acquisitions. However, the allocation of liability arising from such acts or omissions between the parties could involve the expenditure of a significant amount of time, manpower and capital. Further, the former owners of the agencies and facilities we acquire may not have the financial resources necessary to satisfy our indemnification claims relating to pre-existing liabilities. If we were unsuccessful in a claim for indemnification from a seller, the liability imposed could materially, adversely affect our operations.

If we are unable to maintain relationships with existing referral sources or establish new referral sources, our growth and net income could be adversely affected.

Our success depends significantly on referrals from physicians, hospitals, and other healthcare providers in the communities in which we deliver our services. Our referral sources are not obligated to refer business to us and may refer business to other healthcare providers. We believe many of our referral sources refer business to us as a result of the quality of patient service provided by our local employees in the communities in which our agencies and facilities are located. If we are unable to retain these employees, our referral sources may refer business to other healthcare providers. Our loss of, or failure to maintain, existing relationships or our failure to develop new relationships could affect adversely our ability to expand our operations and operate profitably.

Delays in reimbursement may cause liquidity problems.

Our business is characterized by delays in reimbursement from the time we request payment for our services to the time we receive reimbursement or payment. A portion of our estimated reimbursement (60.0% for an initial episode of care and 50.0% for subsequent episodes of care) for each Medicare home nursing episode is billed at the commencement of the episode and we typically receive payment within approximately 12 days. The remaining reimbursement is billed upon completion of the episode and is typically paid within 14-17 days from billing date. If we have information system problems or issues arise with Medicare or other payors, we may encounter further delays in our payment cycle. For example, in the past we have experienced delays resulting from problems arising out of the implementation by Medicare of new or modified reimbursement methodologies or as a result of natural disasters, such as hurricanes. We have also experienced delays in reimbursement resulting from our implementation of new information systems related to our accounts receivable and billing functions. Any future timing delay may cause working capital shortages. As a result, working capital management, including prompt and diligent billing and collection, is an important factor in our consolidated results of operations and liquidity. Our working capital management procedures may not successfully negate this risk. Significant delays in payment or reimbursement could have an adverse impact on our liquidity and financial condition.

Future cost containment initiatives undertaken by private third party payors may limit our future net service revenue and net income.

Initiatives undertaken by major insurers and managed care companies to contain healthcare costs may affect our net income. These payors attempt to control healthcare costs by contracting with hospitals and other healthcare providers to obtain services on a discounted basis. We believe that this trend may continue and may limit reimbursements for healthcare services. If insurers or managed care companies from whom we receive substantial payments were to reduce the amounts they pay for services, our profit margins may decline, or we may lose patients if we choose not to renew our contracts with these insurers at lower rates.

If the structures or operations of our joint ventures are found to violate the law, our financial condition and consolidated results of operations could be materially adversely impacted.

As of March 31, 2006, we have entered into 35 joint ventures for the ownership and operation of 42 home nursing agency locations, two hospices, one outpatient rehabilitation clinic and six long-term acute care hospital locations. Of these 35 joint ventures, 23 are with hospitals, five are with physicians and seven are with other parties. Our joint venture relationships are structured as equity joint ventures, cooperative endeavors or license leasing arrangements. Our joint ventures with hospitals and physicians are governed by the federal anti-kickback statute and similar state laws. These anti-kickback statutes prohibit the payment or receipt of anything of value in return for referrals of patients or services covered by governmental healthcare programs, such as Medicare. The Office of Inspector General of the Department of Health and Human Services has published numerous safe harbors that exempt qualifying arrangements from enforcement under the federal anti-kickback statute. We have sought to satisfy as many safe harbor requirements as possible in structuring these joint ventures. For example, each of our equity joint ventures with hospitals and physicians is structured in accordance with the following principles:

•	The investment interest offered is not based upon actual or expected referrals by the hospital or physician.

•	Our joint venture partners are not required to make or influence referrals to the joint venture.

•	At the time the joint venture is formed, each hospital or physician joint venture partner is required to make an actual capital contribution to the joint venture equal to the fair market value of its investment interest and is at risk to lose its investment.

•	Neither we nor the joint venture entity lends funds to or guarantees a loan to acquire interests in the joint venture for a hospital or physician.

•	Distributions to our joint venture partners are based solely on their equity interests and not affected by referrals from the hospital or physician.

Although we have sought to satisfy as many safe harbor requirements as possible, our joint ventures may not satisfy all elements of the safe harbor requirements.

Our five joint ventures with physicians are also governed by the federal Stark Law and similar state laws, which restrict physicians from making referrals for particular healthcare services to entities with which the physicians or their families have a financial relationship. We also believe we have structured our physician joint ventures in a way that meets applicable exceptions under the federal Stark Law and similar state physician referral laws. For example, we believe our two physician joint ventures for home nursing agencies comply with the rural provider exception to the Stark Law and that our three physician joint ventures for long-term acute care hospitals comply with the whole hospital exception to the Stark Law.

If any of our joint ventures were found to be in violation of federal or state anti-kickback or physician referral laws, we could be required to restructure them or refuse to accept referrals from the physicians or hospitals with which we have entered into a joint venture. We also could be required to repay to Medicare amounts we have received pursuant to any prohibited referrals, and we could suffer civil or criminal penalties, including the loss of our licenses to operate and our ability to participate in federal and state healthcare programs. If any of our joint ventures were subject to any of these penalties, our business could be damaged. In addition, our growth strategy is, in part, based on the continued development of new joint ventures with rural hospitals for the ownership and operation of home nursing agencies. If the structure of any of these joint ventures were found to violate federal or state anti-kickback statutes or physician referral laws, we may be unable to implement our growth strategy, which could have an adverse impact on our future net income and consolidated results of operations.

If we are required to either repurchase or sell a substantial portion of the equity interests in our joint ventures, our capital resources and financial condition could be materially, adversely impacted.

Upon the occurrence of fundamental changes to the laws and regulations applicable to our joint ventures, or if a substantial number of our joint venture partners were to exercise the buy/sell provisions contained in many of our joint venture agreements, we may be obligated to purchase or sell the equity interests held by us or our joint venture partners. The purchase price under these buy/sell provisions is typically based on a multiple of the historical or projected earnings before income taxes, depreciation and amortization of the joint venture at the time the buy/sell option is exercised. In the event the buy/sell provisions are exercised and we lack sufficient capital to purchase the interest of our joint venture partners, we may be obligated to sell our equity interest in these joint ventures. If we are forced to sell our equity interest, we will lose the benefit of those particular joint venture operations. If these buy/sell provisions are exercised and we choose to purchase the interest of our joint venture partners, we may be obligated to expend significant capital in order to complete such acquisitions. If either of these events occur, our net service revenue and net income could decline or we may not have sufficient capital necessary to implement our growth strategy.

Shortages in qualified nurses and other healthcare professionals could increase our operating costs significantly or constrain our ability to grow.

We rely on our ability to attract and retain qualified nurses and other healthcare professionals. The availability of qualified nurses nationwide has declined in recent years, and competition for these and other healthcare professionals has increased. Salary and benefit costs have risen accordingly. Our ability to attract and retain these nurses and other healthcare professionals depends on several factors, including our ability to provide desirable assignments and competitive benefits and salaries. We may not be able to attract and retain qualified nurses or other healthcare professionals in the future. In addition, the cost of attracting and retaining these professionals and providing them with attractive benefit packages may be higher than anticipated which could cause our net income to decline. Moreover, if we are unable to attract and retain qualified professionals, the quality of services offered to our patients may decline or our ability to grow may be constrained.

The loss of certain senior management could have a material adverse effect on our operations and financial performance.

Our success depends upon the continued employment of certain members of our senior management, including our co-founder, President, Chief Executive Officer and Chairman, Keith G. Myers; our Senior Vice President, Chief Financial Officer and Treasurer, Barry E. Stewart; our Executive Vice President, Chief Operating Officer, Secretary and Director, John L. Indest; and our Senior Vice President, Acquisitions and Market Development, Daryl J. Doise. We have entered into an employment agreement with each of these officers in an effort to further secure their employment.

If we are subject to substantial malpractice or other similar claims, our net income could be materially, adversely impacted.

The services we offer have an inherent risk of professional liability and related, substantial damage awards. We and the nurses and other healthcare professionals who provide services on our behalf may be the subject of medical malpractice claims. These nurses and other healthcare professionals could be considered our agents and, as a result, we could be held liable for their medical negligence. We cannot predict the effect that any claims of this nature, regardless of their ultimate outcome, could have on our business or reputation or on our ability to attract and retain patients and employees. We maintain malpractice liability insurance that provides primary coverage on a claims-made basis of $1.0 million per incident and $3.0 million in annual aggregate amounts. In addition, we maintain multiple layers of umbrella coverage in the aggregate amount of $10.0 million that provide excess coverage for professional malpractice and other liabilities. We are responsible for deductibles and amounts in excess of the limits of our coverage. Claims that could be made in the future in excess of the limits of such insurance, if successful, could materially, adversely affect our ability to conduct business or manage our assets. In addition, our insurance coverage may not continue to be available to us at commercially reasonable rates, in adequate amounts or on satisfactory terms.

The application of state certificate of need and permit of approval regulations and compliance with federal and state licensing requirements could substantially limit our ability to operate and grow our business.

Our ability to expand operations in a state will depend on our ability to obtain a state license to operate. States may have a limit on the number of licenses they issue. For example, as of March 31, 2006 we operated 45 home nursing agencies in Louisiana. Louisiana currently has a moratorium on the issuance of new home nursing agency licenses through July 1, 2008. We cannot predict whether this moratorium will be extended beyond this date or whether any other states in which we currently operate, or may wish to operate in the future, may adopt a similar moratorium.

In addition to the moratorium imposed by the state of Louisiana, ten of the states in which we currently operate, or plan to operate in the future, require healthcare providers to obtain prior approval, known as a certificate of need or a permit of approval, for the purchase, construction or expansion of healthcare facilities, to make certain capital expenditures or to make changes in services or bed capacity. Of the states in which we currently operate, or intend to operate in the future, Alabama, Arkansas, Georgia, Kentucky, Mississippi, North Carolina, South Carolina, Tennessee, Virginia and West Virginia have certificate of need or permit of approval laws. In granting approval, these states consider the need in the service area for additional or expanded healthcare facilities or services. The failure to obtain any requested certificate of need, permit of approval or other license could impair our ability to operate or expand our business.

We face competition, including from competitors with greater resources, which may make it difficult for us to compete effectively as a provider of post-acute healthcare services.

We compete with local and regional home nursing and hospice companies, hospitals, and other businesses that provide post-acute healthcare services, some of which are large established companies that have significantly greater resources than we do. Our primary competition comes from local operators in each of our markets. We expect our competitors to develop joint ventures with providers, referral sources, and payors, which could result in increased competition. The introduction by our competitors of new and enhanced service offerings, in combination with industry consolidation and the development of competitive joint ventures, could cause a decline in net service revenue, loss of market acceptance of our services, or make our services less attractive. Future increases in competition from existing competitors or new entrants may limit our ability to maintain or increase our market share. We may not be able to compete successfully against current or future competitors, and competitive pressures may have a material, adverse impact on our business, financial condition, or consolidated results of operations.

If we are unable to protect the proprietary nature of our software systems and methodologies, our business and financial condition could be harmed.

We have developed a proprietary software system, which we refer to as our Service Value Point system that allows us to collect assessment data, establish treatment plans, monitor patient treatment, and evaluate our clinical and financial performance. In addition, we rely on other proprietary methodologies or information to which others may obtain access or independently develop. To protect our proprietary information, we require certain employees, consultants, financial advisors and strategic partners to enter into confidentiality and non-disclosure agreements. These agreements may not ultimately provide meaningful protection for our proprietary information in the event of any unauthorized use, misappropriation or disclosure. If our competitors were able to replicate our Service Value Point system, it could allow them to improve their operations and thereby compete more effectively in the markets in which we provide our services. If we are unable to protect the proprietary nature of our Service Value Point system or our other proprietary information or methodologies, our business and financial performance could be harmed.

Failure of, or problems with, our critical software or information systems could harm our business and operating results.

In addition to our Service Value Point system, we also depend on other non-proprietary third-party accounting and billing software systems. Problems with, or the failure of, these systems could negatively impact our clinical performance and our management and reporting capabilities. Any such problems or failure could materially and adversely affect our operations and reputation, result in significant costs to us, cause delays in our ability to bill Medicare or other payors for our services, or impair our ability to provide our services in the future. The costs incurred in correcting any errors or problems with regard to our proprietary and non-proprietary software may be substantial and could adversely affect our net income.

Our information systems are networked via public network infrastructure and standards based encryption tools that meet regulatory requirements for transmission of protected healthcare information over such networks. However, threats from computer viruses, instability of the public network on which our data transit relies, or other instances that might render those networks unstable or disabled would create operational difficulties for us, including the ability to effectively transmit claims and maintain efficient clinical oversight of our patients as well as the disruption of revenue reporting and billing and collections management, which could adversely affect our business or operations.

Our acquisition and internal development activity may impose strains on our existing resources.

We have grown significantly over the past four years. As we continue to expand our markets, our growth could strain our resources, including management, information and accounting systems, regulatory compliance, logistics, and other internal controls. Our resources may not keep pace with our anticipated growth. If we do not manage our expected growth effectively, our future prospects could be affected adversely.

We may face increased competition for attractive acquisition and joint venture candidates.

We intend to continue growing through the acquisition of additional home nursing agencies and the formation of joint ventures with rural hospitals for the operation of home nursing agencies. We face competition for acquisition and joint venture candidates, which may limit the number of acquisition and joint venture opportunities available to us or lead to the payment of higher prices for our acquisitions and joint ventures. Recently, we have observed an increase in the acquisition prices for select home nursing agencies. We cannot assure you that we will be able to identify suitable acquisition or joint venture opportunities in the future or that any such opportunities, if identified, will be consummated on favorable terms, if at all. Without successful acquisitions or joint ventures, our future growth rate could decline. In addition, we cannot assure you that any future acquisitions or joint ventures, if consummated, will result in further growth.

We may be unable to secure the additional capital necessary to implement our growth strategy.

As of March 31, 2006, we had cash of $18.1 million. Based on our current plan of operations, including acquisitions, we believe this amount, when combined with the proceeds from this offering and a revolving line of credit of approximately $22.5 million available under our senior secured credit facility, which, subject to certain conditions, may be increased to $25.0 million, will be sufficient to fund our growth strategy and to meet our currently anticipated operating expenses, capital expenditures and debt service obligations for at least the next 12 months. If our future net service revenue or cash flow from operations is less than we currently anticipate, we may not have sufficient funds to implement our growth strategy. Further, we cannot readily predict the timing, size, and success of our acquisition and internal development efforts and the associated capital commitments. If we do not have sufficient cash resources, our growth could be limited unless we are able to obtain additional equity or debt financing.

We are a holding company with no operations of our own.

We are a holding company with no operations of our own. Accordingly, our ability to service our debt and pay dividends, if any, is dependent upon the earnings from the business conducted by our subsidiaries. The distributions of those earnings or advances or other distributions of funds by these subsidiaries to us are contingent upon the subsidiaries’ earnings and are subject to various business considerations. In addition, distributions by subsidiaries could be subject to statutory restrictions, including state laws requiring that the subsidiary be solvent, or contractual restrictions. If our subsidiaries are unable to make sufficient distributions or advances to us, we may not have the cash resources necessary to service our debt or pay dividends.

Our executive officers and directors and their affiliates hold a substantial portion of our stock and could exercise significant influence over matters requiring stockholder approval, regardless of the wishes of other stockholders.

Our executive officers and directors, and individuals or entities affiliated with them, currently beneficially own an aggregate of approximately 31.4% of our outstanding common stock and will beneficially own an aggregate of approximately 23.8% of our outstanding common stock immediately following this offering (or 21.6% if the underwriters exercise their over-allotment option in full). The interests of these stockholders may differ from your interests. If they were to act together, these stockholders would be able to significantly influence all matters that our stockholders vote upon, including the election of directors, business combinations, the amendment of our certificate of incorporation and other significant corporate actions.

Certain provisions of our charter, bylaws and Delaware law may delay or prevent a change in control of our company.

Delaware law and our corporate documents contain provisions that may enable our board of directors to resist a change in control of our company. These provisions include:

•	a staggered board of directors;

•	limitations on persons authorized to call a special meeting of stockholders;

•	the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval; and

•	advance notice procedures required for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire.

Our stock price may be volatile and your investment in our common stock could suffer a decline in value.

The price at which our common stock trades may be volatile. The stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices of securities, particularly securities of healthcare companies. The market price of our common stock may be influenced by many factors, including:

•	our operating and financial performance;

•	variances in our quarterly financial results compared to research analyst expectations;

•	the depth and liquidity of the market for our common stock;

•	future sales of our common stock or the perception that sales could occur;

•	investor perception of our business, acquisitions and our prospects;

•	developments relating to litigation or governmental investigations;

•	changes or proposed changes in healthcare laws or regulations or enforcement of these laws and regulations, or announcements relating to these matters; or

•	general economic and stock market conditions.

In addition, the stock market, and the Nasdaq Global Market, or Nasdaq, in particular, has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of healthcare provider companies. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In the past, securities class-action litigation has often been brought against companies following periods of volatility in the market price of their respective securities. We may become involved in this type of litigation in the future. Litigation of this type is often expensive to defend and may divert the attention of our senior management as well as resources from the operation of our business.

Our senior management has broad discretion to spend a large portion of the net proceeds from this offering and may do so in ways with which you do not agree.

The net proceeds to us from this offering will be approximately $19.5 million, based upon an assumed offering price of $21.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses. We have not determined specific uses for a large portion of these net proceeds. Our board of directors and senior management will have broad discretion over the use and investment of the net proceeds of this offering and they may apply these proceeds to uses that you may not consider desirable. The failure of management to apply these funds effectively could harm our business.

We currently do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We do not plan to declare dividends on shares of our common stock in the foreseeable future. Further, our senior secured credit facility imposes limits on our ability to pay dividends. Consequently, your only opportunity to achieve a return on your investment in our common stock will be if the market price of our common stock appreciates and you sell your shares at a profit. There is no guarantee that the price of our common stock will ever exceed the price that you pay.

We incur costs as a result of being a public company.

As a public company, we incur significant legal, accounting and other expenses associated with our public company reporting requirements and corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, and the rules of the Securities and Exchange Commission, or the Commission, and Nasdaq. These requirements result in increased legal and financial compliance costs and make some activities more time-consuming and costly. For example, we expect to incur significant costs in connection with the assessment of our internal controls. These rules and regulations also make it more expensive for us to obtain director and officer liability insurance. We consistently evaluate and monitor developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

If we identify deficiencies in our internal control over financial reporting, our business and our stock price could be adversely affected.

In connection with the 2005 audit of our financial statements and management’s required assessment of our disclosure controls and procedures, Ernst & Young, LLP, our independent registered public accounting firm, issued a management letter which noted a material weakness in our internal control over financial reporting relating to preventing posting errors within the patient billing system for certain rebilled accounts. Specifically, that our personnel lacked sufficient knowledge and experience in our billing and revenue management software and we did not establish appropriate controls to detect or correct errors relating to these rebilled transactions. The correction of these posting errors resulted in a $900,000 increase to revenue for the year ended December 31, 2005. The potential effects of these posting errors on our financial statements issued during the interim periods of 2005 were not material. Subsequent to identifying this material weakness, we initiated the process of improving our internal controls over rebilled transactions through the requirement of additional training on our software for those individuals recording these transactions, the implementation of strict procedural controls and documentation requirements over rebilled transactions, and newly established monitoring, review and approval controls over these transactions. No other material weaknesses in our internal control over financial reporting were identified in the management letter.

Beginning with our annual report for the year ending December 31, 2006, we will be required to report on the effectiveness of our internal control over financial reporting as required by Section 404 of Sarbanes-Oxley. Under Section 404, we will be required to assess the effectiveness of our internal control over financial reporting and report our conclusion in our annual report. Our auditor is also required to report its conclusion regarding the effectiveness of our internal control over financial reporting. The existence of one or more material weaknesses would require us and our auditor to conclude that our internal control over financial reporting is not effective. If there are identified deficiencies in our internal control over financial reporting, we could be subject to regulatory scrutiny and a loss of public confidence in our financial reporting, which could have an adverse effect on our business and our stock price.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $19.5 million from this offering, based upon an assumed public offering price of $21.00 per share, after deducting the underwriting discounts and commissions and our estimated offering expenses. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

We intend to use the net proceeds from this offering to fund currently contemplated and possible future acquisitions and for other general corporate purposes, which may include the repayment of indebtedness.

We have from time to time engaged in, and expect to continue to pursue, discussions with respect to possible business acquisitions. In that regard, we expect to use an aggregate of approximately $15.0 million of the net proceeds of this offering to fund various costs in connection with the Lifeline transaction, as described in “Prospectus Supplement Summary — Recent Developments.” While we have no present commitments or agreements with respect to any other business acquisitions, we frequently investigate acquisitions of companies engaged in businesses that we believe will complement our existing business.

Our management will have considerable discretion in the application of the net proceeds of this offering and may spend the net proceeds in a manner and at times other than as set forth above. As a result, you will not have the opportunity, as part of your investment decision, to assess how and when the net proceeds will be used.

Until we use the net proceeds of this offering for the above purposes, we intend to invest the funds in short-term, investment grade, interest-bearing securities. We cannot predict whether the proceeds invested will yield a favorable return.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2006, on an actual basis and on an as adjusted basis to reflect:

•	our sale of 1,000,000 shares of common stock in this offering at an assumed public offering price of $21.00 per share; and

•	our application of the estimated net proceeds of this offering in the manner described under “Use of Proceeds” as if it had occurred on March 31, 2006.

You should read this table together with the information under “Use of Proceeds” and with our consolidated financial statements and related notes which are incorporated by reference herein.

	As of
	March 31,
	2006
	Actual	As Adjusted
	(unaudited)
	(dollars in thousands)

Cash and cash equivalents	$18,133	$37,583

Total debt, including current portion:
Capital lease obligations	$638	$638
Long-term debt	4,077	4,077

Total debt	$4,715	$4,715

Stockholders’ equity:
Common stock: $0.01 par value; 40,000,000 shares authorized, 19,507,887 shares issued; 16,557,828 shares outstanding; 20,507,887 shares issued as adjusted; 17,557,828 shares outstanding as adjusted	166	176
Treasury stock: 2,950,059 units at cost	(2,856)	(2,856)
Additional paid-in capital	58,752	78,192
Retained earnings	27,517	27,517

Total stockholders’ equity	83,579	103,029

Total capitalization	$88,294	$107,744

MANAGEMENT

Executive Officers and Directors

The following table sets forth, as of June 30, 2006, information about our executive officers and directors.

Name	Age	Position(s)

Keith G. Myers	46	President and Chief Executive Officer, Chairman of the Board
John L. Indest	54	Executive Vice President, Chief Operating Officer, Secretary, Director
Barry E. Stewart	51	Senior Vice President, Chief Financial Officer, Treasurer
Daryl J. Doise	48	Senior Vice President, Acquisitions and Market Development
W.J. “Billy” Tauzin	63	Lead Independent Director
Nancy G. Brinker	59	Director
Ted W. Hoyt	52	Director
George A. Lewis	69	Director
W. Patrick Mulloy, II	53	Director
Ronald T. Nixon	50	Director
Dan S. Wilford	66	Director

Keith G. Myers is our co-founder, and has served as Chairman of the Board, President and Chief Executive Officer (or similar positions in our predecessors) since 1994. Prior to joining us, Mr. Myers founded, co-owned and operated Louisiana Premium Seafoods, Inc., an international food processing, procurement and distribution company. Mr. Myers received credentials in 1999 from the National Association for Home Care with regard to the home/hospice care sector. Mr. Myers was named Business Executive of the Year in 1999 by Louisiana Rural Health Association and Entrepreneur of the Year in the healthcare category by Ernst & Young LLP with respect to the Texas, Louisiana and Mississippi Region.

John L. Indest currently serves as our Executive Vice President and Chief Operating Officer. He previously served as our Senior Vice President and Chief Operating Officer of Home-Based Services, beginning in May 2001. Mr. Indest has also served as a director since June 2000 and as Secretary since August 2004. From November 1998 to May 2001, Mr. Indest served as our Vice President. Prior to joining us in November 1998, Mr. Indest served as President, Chief Executive Officer and co-owner of Homebound Care, Inc., a regional home health provider. Mr. Indest has testified before the United States House of Representatives’ Ways and Means Subcommittee on healthcare issues and currently serves as co-chairman of the Louisiana Task Force on Ethics, overseeing compliance issues applicable to home health and hospice in the state of Louisiana. Mr. Indest is a registered nurse with a Masters of Science in Health Services Administration from the University of St. Francis.

Barry E. Stewart currently serves as our Senior Vice President, Chief Financial Officer and Treasurer. Prior to joining the Company on June 1, 2006, he previously served as Chief Financial Officer and Treasurer of Rotech Healthcare, Inc. From 2001 to 2004, Mr. Stewart served as Chief Financial Officer of Evolved Digital Systems, Inc., a healthcare technology solutions company, and from 1996 to 2001 he served as Vice President of Finance of Community Health Systems, Inc., a provider of general hospital healthcare services. Prior to 1996, Mr. Stewart served in various managing director positions with national commercial banks. Mr. Stewart currently serves as a director and the chairman of the audit committee of the Board of Directors for FloTek Industries, Inc., a publicly traded company engaged in oilfield solutions headquartered in Houston, Texas. Mr. Stewart is a licensed Certified Public Accountant.

Daryl J. Doise serves as our Senior Vice President of Acquisitions and Market Development. He previously served as our Chief Operating Officer of Facility-Based Services, beginning May 2002. Prior to joining LHC Group, Mr. Doise was employed for the previous four years by Quorum Health Services where he served as President and Chief Executive Officer of Opelousas General Hospital, a 200-bed hospital with over 800 employees. Mr. Doise has also served as an officer and member of the board of directors of the Louisiana Hospital Association. Mr. Doise received a Bachelor of Science degree from Louisiana State University, with a major in accounting, and earned a Masters of Business Administration from Tulane University.

Congressman W.J. “Billy” Tauzin was appointed as our lead independent director in January 2005. In December 2004, Congressman Tauzin was named President and Chief Executive Officer of the Pharmaceutical Research and Manufacturers of America, a trade group that serves as one of the pharmaceutical industry’s top lobbying groups. He served 12 terms in the U.S. House of Representatives, representing Louisiana’s 3rd Congressional District since being first sworn in 1980. From January 2001 through December 2004, Congressman Tauzin served as Chairman of the House Committee on Energy and Commerce. He also served as a senior member of the House Resources Committee and Deputy Majority Whip. Prior to being a member of Congress, Congressman Tauzin was a member of the Louisiana State Legislature, where he served as Chairman of the House Natural Resources Committee and Chief Administration Floor Leader. Congressman Tauzin received a Bachelor of Arts Degree from Nicholls State University in 1964 and a Juris Doctorate from Louisiana State University.

Nancy Goodman Brinker was appointed as a director in June 2006. In 2001, she was appointed by President Bush to serve as U.S. Ambassador to the Republic of Hungary, a title she held until 2003. Ambassador Brinker is also the founder of the Susan G. Komen Breast Cancer Foundation, established in 1982 and named after her sister, Susan, who died from the disease. Prior to her appointment as Ambassador, Ms. Brinker served on the boards of Manpower, Inc., US Oncology, Inc., United Rentals, Inc., and the Meditrust Corporation. Ambassador Brinker has served on government panels under three U.S. presidents, including as a member of President Reagan’s National Cancer Advisory Board, President George H.W. Bush’s Cancer Panel and as chairperson of a federal subcommittee monitoring research, progress and development in the fight against breast cancer. Currently, Ambassador Brinker is a member of the board of directors of the Susan G. Komen Breast Cancer Foundation, the Bush-Clinton Katrina Fund, and FasterCures, an “action think tank” dedicated to removing barriers to the discovery and development of medical solutions. Ambassador Brinker is also the recipient of numerous national awards, including the Champions of Excellence Award presented by the Centers for Disease Control, the Healthcare Humanitarian Award presented by the Global Conference Institute, and the James Ewing Layman Award from the Society of Surgical Oncology, among many others. Ambassador Brinker received a Bachelor of Arts degree in Liberal Arts from the University of Illinois in 1968.

Ted W. Hoyt has served as a director since August 2004. Mr. Hoyt has practiced corporate and tax law since 1977, counseling both private and public corporations. Since January 1999, Mr. Hoyt has served as the Managing General Manager of the law firm of Hoyt & Stanford, LLC. Mr. Hoyt was the co-founder of Omni Geophysical Corporation, which later became Omni Energy Services, a publicly traded company, for which he served as a director and officer from 1986 to 1996. Mr. Hoyt has also served as a tax attorney with the National Office of the Internal Revenue Service. Mr. Hoyt holds a Bachelor of Science degree in Business Administration degree from the University of Louisiana at Lafayette, a Juris Doctorate from Louisiana State University and a Masters in Tax Law degree from Georgetown University. Mr. Hoyt is admitted to the Bar in Louisiana, New York and the District of Columbia.

George A. Lewis has served as a director since August 2004. Mr. Lewis commenced his auditing career with Arthur Andersen & Co. in 1958. In 1963, Mr. Lewis joined the firm of Broussard, Poche, Lewis & Breaux, L.L.P., Certified Public Accountants, where he served as an audit partner until his retirement in 1996. Since 1996, Mr. Lewis has primarily served as an expert audit and accounting defense witness with respect to litigation involving various nationally recognized accounting firms. Mr. Lewis has served on various committees of the American Institute of Certified Public Accountants, including as a member of the Auditing Standards Board from 1990 to 1994, and as a member of the Society of Louisiana Certified Public Accountants. Mr. Lewis has authored an education course to train CPAs to deal with issues of the elderly. Mr. Lewis received a Bachelor of Science degree from Louisiana State University. Mr. Lewis serves as the financial expert on our Audit Committee.

W. Patrick Mulloy, II was appointed as a director in January 2005. Since November 2005, Mr. Mulloy has served as President/CEO of SCRE Investments, Inc. a multi-state provider of skilled nursing, rehabilitation hospitals, and senior housing services. From September 2001 to November 2004, Mr. Mulloy served as President and Chief Executive Officer of LifeTrust America, a privately held senior housing company which owned and operated assisted living communities in seven states across the Southeast. In 2004, LifeTrust merged with Five Star Quality Care, Inc., a publicly traded senior housing company. From 1996 until 2000, Mr. Mulloy served as Chief Executive Officer, President and as a director of Atria, Inc., an operator of assisted and retirement living facilities. Prior to joining Atria, Mr. Mulloy was a partner at Greenebaum, Doll and McDonald, PLLC, a law firm headquartered in Louisville, Kentucky, and, from 1992 to 1994, he served as the Secretary of Finance to the Governor of Kentucky. Mr. Mulloy received a Bachelor of Arts Degree and a Juris Doctorate, each from Vanderbilt University, where he was a member of the Phi Beta Kappa Society.

Ronald T. Nixon has served as a director since July 2001. Mr. Nixon is a founding principal of The Catalyst Group, formed in 1990, which manages two small business investment companies, or SBICs, one participating preferred SBIC and three private equity investment funds. Prior to joining The Catalyst Group, Mr. Nixon operated companies in the manufacturing, distribution and service sectors. Mr. Nixon serves on the board of directors of numerous private companies. Mr. Nixon holds a Bachelor of Science degree in Mechanical Engineering that he received from the University of Texas at Austin and is a registered Professional Engineer in the State of Texas.

Dan S. Wilford was appointed a director in November 2005. He served from 1984 through 2002 as the President and Chief Executive Officer of Memorial Hermann Healthcare System headquartered in Houston, Texas. Mr. Wilford also served as Chief Executive Officer of a community-based, not-for-profit, multi-hospital system in the greater Houston area. Prior to that, he was associated for ten years with Hillcrest Medical Center in Tulsa, Oklahoma and was President of North Mississippi Health Services in Tupelo, Mississippi. He currently serves on the board of directors for two other publicly traded companies, Healthcare Realty Trust and Sanders Morris Harris Group, and twelve not-for-profit organizations, most of which are related to the healthcare industry. Mr. Wilford also continues to serve as an advisor to Memorial Hermann Healthcare System.

SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock, as of June 30, 2006, by each of our stockholders selling shares in this offering. Except as indicated by footnote, and except for community property laws where applicable, we believe, based on information provided to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Beneficial ownership is determined in accordance with the rules of the Commission. The percentage of beneficial ownership before the offering is based on 16,657,045 shares of common stock deemed outstanding as of June 30, 2006, which includes 89,050 shares of unvested restricted common stock.

	Shares Beneficially					Shares to	Shares Beneficially
	Owned		Shares to	Shares Beneficially		be Sold in	Owned After Offering
Name and Address of	Prior to Offering		be Sold in	Owned After Offering		Over-	with Over-Allotment
Beneficial Owner(1):	Number	Percent	Offering	Number	Percent	Allotment	Number	Percent

Keith G. Myers(2)	3,890,183	23.4%	300,000	3,590,183	20.3%	300,000	3,290,183	18.6%
John L. Indest(3)	564,812	3.4%	247,500	317,312	1.8%	27,500	289,812	1.6%
Daryl J. Doise(4)	59,943	0.4%	38,715	21,228	*	3,872	17,356	*
Earline Bihm(5)	866,889	5.2%	270,000	596,889	3.4%	30,000	566,889	3.2%
James Gravois(6)	1,119,508	6.7%	270,000	849,508	4.8%	30,000	819,508	4.6%
Harold Taylor(7)	1,120,245	6.7%	523,785	596,460	3.4%	58,628	537,832	3.0%
R. Barr Brown(8)	219,723	1.3%	135,000	84,723	*	15,000	69,723	*
David Hebert(9)	380,747	2.3%	315,000	65,747	* %	35,000	30,747	* %
Denise Romano(10)	335,616	2.0%	90,000	245,616	1.4%	10,000	235,616	1.3%
Chris Thibodeaux(11)	589,624	3.5%	360,000	229,624	1.3%	40,000	189,624	1.1%
The Catalyst Fund, Ltd.(12)	320,660	1.9%	225,000	95,660	*	25,000	70,660	*
Southwest/Catalyst Capital, Ltd.(12)	320,660	1.9%	225,000	95,600	*	25,000	70,660	*

*	Less than 1%

(1)	Unless otherwise noted below, the address of each beneficial owner listed in the table above is c/o LHC Group, Inc., 420 West Pinhook Rd., Suite A, Lafayette, LA 70503.

(2)	Includes 360,490 shares held by his wife, Ginger Myers, 3,370,002 shares held by K&G Family, LLC, of which Mr. Myers is a Manager, and 9,604 shares of unvested restricted common stock.

(3)	Includes 462,102 shares held by Duperier Avenue Investors, LLC, of which Mr. Indest is a Manager and 8,731 shares of unvested restricted common stock.

(4)	Includes 6,548 shares of unvested restricted common stock.

(5)	Includes 866,889 shares held by SKE Management, LLC, of which Ms. Bihm is a Manager.

(6)	Includes 975,960 shares held by Gravois Investments, LLC, of which Mr. Gravois is a Manager.

(7)	Includes 490,511 shares held by Silver State Partners, LLC, and 490,511 shares held by Bayou State Partners, LLC, each of which Mr. Taylor is a Manager.

(8)	The address for Mr. Brown is 530 West Pinhook Rd., Lafayette, LA 70503.

(9)	Includes 240,438 shares held by Stamp Properties, LLC, of which Mr. Hebert is a Manager.

(10)	Includes 321,329 shares held by Bayou State Associates, LLC, of which Ms. Romano is a Manager.

(11)	Includes 524,741 shares held by Thibodeaux Family Investors, LLC, of which Mr. Thibodeaux is a Manager.

(12)	The address for The Catalyst Fund, Ltd. and Southwest/Catalyst Capital, Ltd. is Two Riverway, Suite 1710, Houston, TX 77056.

UNDERWRITING

Subject to the terms and conditions stated in the underwriting agreement among us, the selling stockholders and the underwriters, each of the underwriters named below has severally agreed to purchase, and we and the selling stockholders have agreed to sell to each named underwriter, the number of shares of common stock set forth opposite its name in the following table:

Number
Underwriter	of Shares

Jefferies & Company, Inc.
CIBC World Markets Corp.
Stifel, Nicolaus & Company, Incorporated

Total	4,000,000

The underwriting agreement provides that the obligation of the several underwriters to purchase the shares offered by us and the selling stockholders is subject to some conditions. The underwriters are obligated to purchase all of the shares offered by us, other than those covered by the over-allotment option described below, if any of the shares are purchased. The underwriting agreement also provides that, in the event of a default by an underwriter, in some circumstances the purchase commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters propose to offer the shares directly to the public initially at the public offering price set forth on the cover page of this prospectus supplement and to some dealers at that price less a concession not in excess of $      per share. The underwriters may allow, and those dealers may reallow, a discount not in excess of $      per share to other dealers. After this offering, the public offering price, the concession to selected dealers and re-allowance to other dealers may be changed by the underwriters.

The selling stockholders have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus supplement, to purchase, in whole or in part, up to an aggregate of 600,000 additional shares at the public offering price less the underwriting discounts and commissions set forth on the cover of this prospectus supplement. The underwriters may exercise the option only to cover over-allotments, if any, made in connection with the sale of the shares of common stock offered by us and the selling stockholders. To the extent the options are exercised, each underwriter will be obligated, subject to some conditions, to purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase 600,000 additional shares.

Paid by the Selling
	Paid by Us		Stockholders
	Without	With Full	Without	With Full
	Exercise of	Exercise of	Exercise of	Exercise of
	Over-	Over-	Over-	Over-
	allotment	allotment	allotment	allotment

Per share	$	$	$	$
Total Underwriting Fee	$	$	$	$

We estimate that the total expenses of this offering that will be paid by us, excluding the underwriting discounts and commissions, will be approximately $500,000.

This offering of shares of our common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

The underwriters and their affiliates have in the past and may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business. We have paid and will pay them customary compensation for these services.

This offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of these liabilities.

We, our executive officers and directors and the selling stockholders have agreed, for a period of 90 days after the date of this prospectus supplement, not to offer, sell, contract to sell, pledge or otherwise dispose of any shares of our common stock or securities or other rights convertible into or exchangeable or exercisable for any shares of our common stock either owned as of the date of this prospectus supplement or thereafter acquired, subject to limited exceptions, without the prior written consent of Jefferies & Company, Inc. The lock-up period may be extended if (1) during the last 17 days of the lock-up period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period. The period of such extension will be 18 days, beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have been advised by the underwriters that, in accordance with Regulation M under the Securities Act, some persons participating in this offering may engage in transactions, including syndicate covering transactions, stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares at a level above that which might otherwise prevail in the open market.

A “syndicate covering transaction” is a bid for or the purchase of shares on behalf of the underwriters to reduce a syndicate short position incurred by the underwriters in connection with this offering. The underwriters may create a syndicate short position by making short sales of our shares and may purchase our shares in the open market to cover syndicate short positions created by short sales. Short sales involve the sale by the underwriter of a greater number of shares than it is required to purchase in this offering. Short sales can be either “covered” or “naked.” “Covered” short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from us in this offering. “Naked” short sales are sales in excess of the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. If the underwriters create a syndicate short position, they may choose to reduce or “cover” this position by either exercising all or part of the over-allotment option to purchase additional shares from us or by engaging in “syndicate covering transactions.” The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. The underwriters must close out any naked short position by purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option.

A “stabilizing bid” is a bid for or the purchase of shares by the underwriters for the purpose of fixing or maintaining the price of our common stock. A “penalty bid” is an arrangement that permits the underwriters to reclaim the selling concession from a selling group member when shares sold by such member are purchased by the representative in a syndicate covering transaction and, therefore, have not been effectively placed by such member.

We have been advised by the underwriters that these transactions may be effected on Nasdaq or otherwise and, if commenced, may be discontinued at any time. Similar to other purchase activities, these activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

A prospectus supplement in electronic format may be available on sites maintained on the Internet or through other online services maintained by the underwriters or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending on the particular underwriter or selling group member, prospective investors may be allowed to place orders online. In addition, the underwriters participating in this offering may distribute prospectus supplements electronically. Other than the prospectus supplement in electronic format, the information on these websites is not a part of this prospectus supplement, the prospectus or the registration statement of which this prospectus supplement forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Our shares of common stock are traded on Nasdaq under the symbol “LHCG.” Any common stock sold pursuant to this prospectus supplement will be listed on Nasdaq, subject to official notice of issuance.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon by Alston & Bird LLP, Atlanta, Georgia. Morrison & Foerster LLP, New York, New York, will pass upon certain matters in connection with this offering on behalf of the underwriters.

EXPERTS

The consolidated financial statements of LHC Group, Inc. appearing in LHC Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any document we file at the Commission’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Our filings are also available to the public at the Commission’s website at http://www.sec.gov. You may also inspect copies of these materials and other information about us at the offices of the Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20006-1500.

INFORMATION INCORPORATED BY REFERENCE

The Commission allows us to “incorporate by reference” in this prospectus supplement the information in other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and later information that we file will automatically update and supersede information contained in documents filed earlier with the Commission or contained in this prospectus supplement or the accompanying prospectus. We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, between the date of this prospectus supplement and the termination of the offering and also between the date of the initial registration statement and prior to its effectiveness:

•	our Annual Report on Form 10-K for the year ended December 31, 2005, filed on March 31, 2006.

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed on May 15, 2006.

•	our Proxy Statement for the annual meeting of stockholders held on June 13, 2006, filed on April 28, 2006.

•	our Current Reports on Form 8-K filed on January 4, 2006, January 23, 2006, February 23, 2006, March 16, 2006, March 31, 2006, May 5, 2006, May 9, 2006, May 23, 2006, June 7, 2006, June 16, 2006, and June 23, 2006.

•	the description of the shares of common stock contained in the Registration Statement on Form 8-A filed on June 6, 2005 (File no. 000-51343).

This prospectus supplement is part of a registration statement on Form S-3 we have filed with the Commission under the Securities Act. This prospectus supplement does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement or the exhibits and schedules thereto, as permitted by the rules and regulations of the Commission. You may inspect and copy the registration statement, including exhibits, at the Commission’s public reference room or website. Our statements in this prospectus supplement about the contents of any contract or other document are summaries of their terms and are not necessarily complete. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statement for complete information.

We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference, including the exhibits or schedules to these documents. You should direct any such requests to LHC Group’s secretary at LHC Group, Inc., 420 West Pinhook Road, Suite A, Lafayette, Louisiana 70503 or by telephone at (337) 233-1307.

PROSPECTUS

$50,000,000
Common Stock
Preferred Stock

4,000,000 Shares
Common Stock

LHC Group, Inc. may from time to time offer up to an aggregate of $50,000,000 in shares of common stock or preferred stock.

Our common stock is traded on the Nasdaq National Market under the symbol “LHCG.” On June 8, 2006, the last reported sale price for our common stock on the Nasdaq National Market was $19.92 per share. We will apply to list any shares of common stock sold under this prospectus and any prospectus supplement on the Nasdaq National Market. We have not determined whether we will list any series of preferred stock we may offer on any exchange or over-the-counter market. If we decide to seek listing of any series of preferred stock, a prospectus supplement will disclose the exchange or market.

Some of our stockholders may sell up to 4,000,000 shares of our common stock under this prospectus and any prospectus supplement. In the prospectus supplement relating to sales by selling stockholders, we will identify each selling stockholder and the number of shares of our common stock that each selling stockholder will be selling.

When we offer securities, we will provide specific terms of such securities in supplements to this prospectus. The securities offered by this prospectus and any prospectus supplement may be offered directly by us to investors, through agents designated from time to time or through underwriters or dealers. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution.” If any underwriters are involved in the sale of any securities offered by this prospectus and any prospectus supplement, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement. The net proceeds we expect to receive from such sale will also be set forth in a prospectus supplement.

You should read this prospectus and any prospectus supplement carefully before you invest in any of our securities.

Investing in our securities involves risks. Risks associated with an investment in our securities will be described in the applicable prospectus supplement and certain of our filings with the Securities and Exchange Commission, as described under the section entitled “Risk Factors” on page 1.

Neither the Securities and Exchange Commission, any state securities commission, nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 14, 2006.

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission, or the Commission, utilizing a “shelf” registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $50,000,000. In addition, some of our stockholders may sell up to 4,000,000 shares of our common stock under our shelf registration statement. This prospectus provides you with a general description of the securities we or any selling stockholder may offer. Each time we or any selling stockholders sell securities under this shelf registration, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and the accompanying supplement to this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or the accompanying prospectus supplement. This prospectus and the accompanying supplement to this prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and the accompanying supplement to this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and the accompanying prospectus supplement is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and any accompanying prospectus supplement is delivered or securities are sold on a later date.

Unless the context otherwise requires or as otherwise expressly stated, references in this prospectus to “LHC Group,” “we,” “us,” “our,” and similar terms refer to LHC Group, Inc. and our consolidated subsidiaries.

ABOUT LHC GROUP

We provide post-acute healthcare services primarily to Medicare beneficiaries in rural markets in the southern United States. We provide home-based services, primarily through home nursing agencies and hospices, and facility-based services, primarily through long-term acute care hospitals and outpatient rehabilitation clinics. Through our wholly and majority-owned subsidiaries, equity joint ventures, and controlled affiliates, we currently operate in Louisiana, Mississippi, Arkansas, Alabama, Texas, and West Virginia. As of March 31, 2006, we owned and operated 80 home nursing locations, of which 77 were Medicare-certified, and four Medicare-certified hospices. Of these 84 home-based services locations, 40 are wholly-owned by us and 44 are majority-owned or controlled by us through joint ventures. We also manage the operations of three home nursing agencies and one hospice in which we have no ownership interest. With respect to our facility-based services operations, as of March 31, 2006, we owned and operated four long-term acute hospitals with a total of seven locations, all located within host hospitals. We also owned and operated four outpatient rehabilitation clinics and provided contract rehabilitation services to third parties. Of these 11 facility-based services locations, four are wholly-owned by us and seven are majority-owned or controlled by us through joint ventures. We also manage the operations of one inpatient rehabilitation facility in which we have no ownership interest.

Our founders began operations in September 1994 as St. Landry Home Health, Inc. in Palmetto, Louisiana. After several years of expansion, in June 2000, our founders reorganized their business and began operating as Louisiana Healthcare Group, Inc. In March 2001, Louisiana Healthcare Group, Inc. reorganized and became a wholly owned subsidiary of The Healthcare Group, Inc., also a Louisiana business corporation. Effective December 2002, The Healthcare Group, Inc. merged into LHC Group, LLC, a Louisiana limited liability company, with LHC Group, LLC being the surviving entity. In January 2005, LHC Group, LLC established a wholly owned Delaware subsidiary, LHC Group, Inc. Effective February 9, 2005, LHC Group, LLC merged into LHC Group, Inc.

LHC Group is a Delaware corporation. Our principal executive offices are located at 420 West Pinhook Road, Suite A, Lafayette, Louisiana, 70503. Our telephone number is (337) 233-1307 and our website address is www.lhcgroup.com. Information contained on our website is not a part of this prospectus.

RISK FACTORS

You should carefully consider the specific risks set forth under the caption “Risk Factors” in the applicable prospectus supplement and under the caption “Risk Factors” in any of our filings with the Commission pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, or the Exchange Act, incorporated by reference herein, including, without limitation, our Form 10-Q for the quarter ended March 31, 2006, before making an investment decision. For more information see “Where You Can Find More Information.”

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements that are based on current expectations, estimates and projections about our industry, management’s beliefs, and assumptions made by management. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed or forecasted in any forward-looking statements. The risks and uncertainties include those noted in “Risk Factors” above and in the documents incorporated by reference. Except as required by law, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

Our ratio of earnings to combined fixed charges and preferred stock dividends for each of the five fiscal years ended December 31, 2001, 2002, 2003, 2004 and 2005 and for the three months ended March 31, 2006 are set forth below. The information set forth below should be read in conjunction with the financial information incorporated by reference herein.

	Year Ended December 31,					Three Months Ended
	2001	2002	2003	2004	2005	March 31, 2006

Ratio of earnings to combined fixed charges and preferred stock dividends	9.6	8.0	7.9	16.7	19.7	76.8

USE OF PROCEEDS

We will use the net proceeds from our sale of the securities for our general corporate purposes, which may include repaying indebtedness, increasing our working capital, funding future acquisitions or for any other purpose we describe in the applicable prospectus supplement. We will not receive any of the proceeds from the sale of common stock that may be sold by selling stockholders.

SELLING STOCKHOLDERS

The selling stockholders may be our directors, executive officers, former directors, employees, former employees or other holders of our common stock. The shares of common stock to be sold by the selling stockholders were originally acquired in one of the following transactions:

•	as founders’ shares in connection with our formation;

•	through private offerings prior to our initial public offering; or

•	through the conversion of joint venture equity interests or key employee equity participation units in connection with our initial public offering.

The prospectus supplement for any offering of the common stock by selling stockholders will include the following information:

•	the names of the selling stockholders;

•	the nature of any position, office or other material relationship which each selling stockholder has had within the last three years with us or any of our predecessors or affiliates;

•	the number of shares held by each of the selling stockholders before and after the offering;

•	the percentage of the common stock held by each of the selling stockholders before and after the offering; and

•	the number of shares of our common stock offered by each of the selling stockholders.

DESCRIPTION OF OUR CAPITAL STOCK

The following description of our capital stock is only a summary. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, we encourage you to read our certificate of incorporation and bylaws, copies of which are on file with the Commission as exhibits to registration statements previously filed by us, as well as the relevant portions of the Delaware General Corporation Law. See “Where You Can Find More Information.” As of the date of this prospectus, we are authorized to issue up to 40,000,000 shares of common stock, $0.01 par value, and 5,000,000 shares of preferred stock, $0.01 par value.

Common Stock

General.  As of June 13, 2006, we had outstanding 16,559,828 shares of our common stock.

Voting Rights.  The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose.

Dividends.  Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds.

Liquidation, Dissolution and Winding Up.  Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding.

Preemptive Rights.  Holders of our common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to our common stock.

Assessment.  All outstanding shares of our common stock are, and the shares of our common stock to be outstanding upon completion of any offering of common stock pursuant to this prospectus will be, fully paid and nonassessable.

Miscellaneous.  The transfer agent and registrar for our common stock is SunTrust Bank. Our common stock is listed and traded on the Nasdaq National Market under the symbol “LHCG.”

Preferred Stock

A total of 5,000,000 shares of undesignated preferred stock is authorized, none of which is outstanding. The board of directors has the authority, without further action by the stockholders, to issue from time to time the undesignated preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, purchase funds and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of our common stock or adversely affect the rights and powers, including voting rights, of the holders of our common stock, and may have the effect of delaying, deferring or preventing a change in control of our company.

You should read the particular terms of any series of preferred stock offered by us, which will be described in more detail in any prospectus supplement relating to such series, together with the more detailed provisions of our certificate of incorporation and the certificate of designation relating to each particular series of preferred stock for provisions that may be important to you. The certificate of designation relating to the particular series of preferred stock offered by an accompanying prospectus supplement and this prospectus will be filed as an exhibit to a document incorporated by reference in the registration statement and will describe the terms of the series of preferred stock we are offering before the issuance of the related series of preferred stock. This description will include:

•	the title and stated value;

•	the number of shares we are offering;

•	the liquidation preference per share;

•	the purchase price per share;

•	the dividend rate per share, if any, dividend period and payment dates and method of calculation for dividends;

•	whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends will accumulate;

•	whether dividends may be payable in additional shares of preferred stock and the method of calculation therefor;

•	our right, if any, to defer payment of dividends and the maximum length of any such deferral period;

•	the procedures for any auction and remarketing, if any;

•	the provisions for a sinking fund, if any;

•	the provisions for redemption or repurchase, if any, and any restrictions on our ability to exercise those redemption and repurchase rights;

•	any listing of the preferred stock on any securities exchange or market;

•	whether the preferred stock will be convertible into our common stock, and, if applicable, the conversion period, the conversion price, or how it will be calculated, and under what circumstances it may be adjusted;

•	voting rights, if any, of the preferred stock;

•	preemption rights, if any;

•	restrictions on transfer, sale or other assignment, if any;

•	whether interests in the preferred stock will be represented by depositary shares;

•	a discussion of any material or special United States federal income tax considerations applicable to the preferred stock;

•	the relative ranking and preferences of the preferred stock as to dividend rights and rights if we liquidate, dissolve or wind up our affairs;

•	any limitations on issuances of any class or series of preferred stock ranking senior to or on a parity with the series of preferred stock being issued as to dividend rights and rights if we liquidate, dissolve or wind up our affairs; and

•	any other specific terms, rights, preferences, privileges, limitations or restrictions of the preferred stock.

When we issue shares of preferred stock under this prospectus, the shares will be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

Delaware law provides that the holders of preferred stock have the right to vote separately as a class on any proposal involving fundamental changes in the rights of holders of that preferred stock. This right is in addition to any voting rights that may be provided for in a certificate of designation.

The transfer agent, registrar, dividend disbursing agent and redemption agent for shares of each series of preferred stock will be named in the prospectus supplement relating to such series.

Anti-Takeover Effects of Provisions of our Certificate of Incorporation and Bylaws and Delaware Law

Some provisions of Delaware law and our certificate of incorporation and bylaws contain provisions that could make the following transactions more difficult: (1) acquisition of us by means of a tender offer; (2) acquisition of us by means of a proxy contest or otherwise; or (3) removal of our incumbent officers and directors. These provisions, summarized below, are intended to encourage persons seeking to acquire control of us to first negotiate with our board of directors. These provisions also serve to discourage hostile takeover practices and inadequate takeover bids.

Undesignated Preferred Stock.  Our board of directors has the ability to authorize undesignated preferred stock, which allows the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any unsolicited attempt to change control of our company. This ability may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings.  Our bylaws provide that a special meeting of stockholders may be called only by our President, our Chief Executive Officer or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals.  Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee thereof.

Elimination of Stockholder Action by Written Consent.  Our certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

Election and Removal of Directors.  Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. Once elected, directors may be removed only for cause and only by the affirmative vote of a majority of our outstanding common stock. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

Delaware Anti-Takeover Statute.  We are subject to Section 203 of the Delaware General Corporation Law which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a Delaware corporation for three years following the date these persons become interested stockholders. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15.0% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

The provisions of Delaware law and our certificate of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. Such provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Limitations of Liability and Indemnification Matters

We have adopted provisions in our certificate of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duties, except for liability that cannot be eliminated under the Delaware General Corporation Law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following: (1) any breach of their duty of loyalty to the corporation or the stockholders; (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (3) unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or (4) any transaction from which the director derived an improper personal benefit. This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our bylaws also provide that we will indemnify our directors and executive officers and we may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether our bylaws would permit indemnification. We have entered into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our charter documents. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines, and settlement amounts incurred by any such person in any action or proceeding arising out of such person’s services as a director or executive officer or at our request.

PLAN OF DISTRIBUTION

We or the selling stockholders may sell securities through underwriters or dealers, through agents, or directly to one or more purchasers or through a combination of any of these methods of sale. A prospectus supplement or supplements will describe the terms of the offering of the securities, including:

•	the name or names of any underwriters, if any;

•	the purchase price of the securities and the proceeds we will receive from the sale;

•	any over-allotment options under which underwriters may purchase additional securities from us;

•	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

•	any public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange or market on which the securities may be listed.

We or any selling stockholder may sell securities from time to time in one or more transactions:

•	at a fixed price or prices, which may be changed,

•	at market prices prevailing at the time of sale,

•	at prices relating to the prevailing market prices or at negotiated prices.

The distribution of the securities may be effected from time to time in one or more transactions, by means of one or more of the following transactions, which may include:

•	block trades;

•	at-the-market offerings;

•	negotiated transactions;

•	put or call option transactions relating to the securities;

•	under delayed delivery contracts or other contractual commitments; or

•	a combination of such methods of sale.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, if available, rather than under this prospectus.

Only underwriters named in the prospectus supplement are underwriters of the securities offered by the prospectus supplement.

If underwriters are used in the sale, they will acquire the securities for their own account and may resell the stock from time to time in one or more transactions at a fixed public offering price. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. We or the selling stockholders may offer the securities to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Subject to certain conditions, the underwriters will be obligated to purchase all the securities offered by the prospectus supplement. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may change from time to time. We may use underwriters with whom we have a material relationship, which we will describe in the applicable prospectus supplement, naming the underwriter.

If a dealer is used in the sale of the securities, we, the selling stockholders or an underwriter will sell the securities to the dealer, as principal. The dealer may resell the securities to the public at varying prices to be determined by the dealer at the time of resale. The prospectus supplement will set forth the name of the dealer and the terms of the transaction.

We or the selling stockholders may sell securities directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of securities and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, any such agent will act on a best-efforts basis for the period of its appointment.

We or the selling stockholders may authorize agents or underwriters to solicit offers by certain types of institutional investors to purchase securities from us or the selling stockholders at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. We will describe the conditions to these contracts and the commissions we or the selling stockholders must pay for solicitation of these contracts in the prospectus supplement.

We and the selling stockholders may provide agents and underwriters with indemnification against civil liabilities related to this offering, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to these liabilities. The prospectus supplement will describe the terms and conditions of indemnification or contribution. Agents and underwriters may engage in transactions with, or perform services for, us in the ordinary course of business.

Any underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions.

Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer is purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

Any underwriters who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the securities on the Nasdaq National Market in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales of the securities. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

LEGAL MATTERS

Unless otherwise specified in the prospectus supplement accompanying this prospectus, Alston & Bird LLP, Atlanta, Georgia, will provide opinions about certain legal matters with respect to the securities. Any underwriters will also be advised about legal matters by their own counsel, who will be named in the prospectus supplement.

EXPERTS

The consolidated financial statements of LHC Group, Inc. appearing in LHC Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any document we file at the Commission’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Our filings with the Commission are also available to the public at the Commission’s website at http://www.sec.gov. You may also inspect copies of these materials and other information about us at the offices of the Nasdaq Stock Market, Inc., National Market System, 1735 K Street, N.W., Washington, D.C. 20006-1500.

INFORMATION INCORPORATED BY REFERENCE

The Commission allows us to “incorporate by reference” in this prospectus the information in other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the Commission will automatically update and supersede information contained in documents filed earlier with the Commission or contained in this prospectus or a prospectus supplement. We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, between the date of this prospectus and the termination of the offering and also between the date of the initial registration statement and prior to effectiveness of the registration statement:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed on March 31, 2006.

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006, filed on May 15, 2006.

•	our Proxy Statement relating to the annual meeting of stockholders to be held on June 13, 2006, filed on April 28, 2006.

•	our Current Reports on Form 8-K filed on January 4, 2006, January 23, 2006, March 16, 2006, May 5, 2006, May 23, 2006, and June 7, 2006.

•	the description of the shares of common stock contained in the Registration Statement on Form 8-A filed on June 6, 2005 (File no. 000-51343).

This prospectus is part of a registration statement on Form S-3 we have filed with the Commission under the Securities Act. This prospectus does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement or the exhibits and schedules thereto, as permitted by the rules and regulations of the Commission. You may inspect and copy the registration statement, including exhibits, at the Commission’s public reference room or website. Our statements in this prospectus about the contents of any contract or other document are summaries of the terms of such contracts or documents and are not necessarily complete. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statement for complete information.

We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference, including the exhibits or schedules to these documents. You should direct any such requests to the Company’s secretary at LHC Group, Inc., 420 West Pinhook Road, Suite A, Lafayette, Louisiana 70503 or by telephone at (337) 233-1307.